U.S. SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                Amendment No. 1


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934
                              UNITED RACEWAYS,INC.
                 (Name of Small Business Issuer in its charter)


           Delaware                                           95-4695878
-------------------------------                           -----------------
(State or other jurisdiction of                           (I.R.S. I.D. No.)
incorporation or organization)


            860 Via de la Paz, Suite E-1, Pacific Palisades, CA  90272
            ----------------------------------------------------------
              (Address of principal executive offices)       (zip code)


Issuer's telephone number (310) 230-6100

Securities to be registered under Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered
         -------------------                  ------------------------------
               None



Securities to be registered under Section 12(g) of the Act:

                           Common Stock $.01 par value
                           ---------------------------
                                (Title of class)

                              UNITED RACEWAYS, INC.
                                   Form 10-SB
Table of Contents                                                    Page

                                     PART 1

Item 1.           Description of Business ..........................  1

Item 2.           Management's Discussion and Analysis
                  of Financial Conditions and Results of Operation..  1

Item 3.           Description of Property...........................  3

Item 4.           Security Ownership of Certain Beneficial
                  Owners and Management.............................  3

Item 5.           Directors, Executive Officers, Promoters
                  and Control Persons...............................  5

Item 6.           Executive Compensation............................  6

Item 7.           Certain Relationships and Related Transactions....  7

Item 8.           Description of Securities.........................  7

                                     PART II

Item 1.           Market Price of and Dividends on the Registrant's
                  Common Equity and other Stockholder Matters.......  8

Item 2.           Legal Proceedings.................................  8

Item 3.           Changes in and Disagreements with Accountants.....  8

Item 4.           Recent Sales of Unregistered Securities...........  8

Item 5.           Indemnification of Directors and Officers.........  9

                                    PART F/S

Financial Statements............................................... F-1

                                    PART III

Item 1.           Index to Exhibits and Description of Exhibits..... 10


Signature Page.....................................................  11

                                     PART 1


Item 1.           Description of Business.

     United Raceways, Inc. (the "Company") was incorporated on May 29, 1998 in the State of Delaware. The Company's principal business is in the motor car sports industry. The Company's principal objective is to acquire independently owned motor car race tracks in the United States and Canada. The Company plans to acquire and refurbish motor sports facilities throughout the United States and Canada. The Company intends to increase overall patronage by utilizing its promotional and marketing expertise to take advantage of opportunities in attractive new markets. The Company intends to create a national chain of high quality, family oriented raceways with brand-name recognition. The Company intends to take advantage of a fragmented sporting sub-industry and employ an aggressive consolidation scheme. Operations will remain at the local management level, but the holding company management will be responsible for mergers and acquisitions and nationwide marketing.

     The Company intends to see that the highest standards for safety and track maintenance will be enforced so as to foster a corporate reputation for safety and well groomed, state-of-the- art facilities, and intends to increase customer patronage by sponsoring regional and national championship events and televised celebrity races, as well as non-stock car related entertainment events.

     The Company intends to attract major advertising sponsors. The Company believes that the promotional and advertising expenditures of major sponsors will provide it with a wide variety of indirect marketing and other benefits. Accordingly, the Company plans to invest significant resources to develop long-term relationships with leading consumer products and manufacturing companies.

     The Company has generally been inactive since inception. Its only activities have been organizationally directed at developing its business plan and conducting a preliminary search into acquisition of motor car race tracks. The Company has no full-time employees and owns no real estate.

Item 2.  Management's Discussion and Analysis of Financial
           Condition and Results of Operations

     The following discussion of the results of operations and financial condition should be read in conjunction with the audited financial statements and related notes appearing subsequently under the caption "Financial Statements".

     The Company was formed on May 29, 1998 and is in the development stage. To date, the Company has not conducted any business operations or had any sales revenue. To accomplish its business objectives, the Company intends to locate and enter into strategic business combinations in the motor car race tract industry. The Company has no plans to purchase or sell any significant equipment.

Liquidity and Capital Resources

     The Company currently believes that it has adequate cash resources to fund current operations. There can be no assurance, however, that the Company's actual capital needs will not exceed anticipated levels, or that the Company will generate sufficient revenues to fund its operations in the absence of other sources.


     The Company anticipates that it will be able to acquire control over many of the race tracks which it anticipates will be interested in becoming affiliated with the Company in exchange for stock in the Company. The Company also anticipates becoming associated with several well known race car drivers who will act as consultants to the Company and assist it in obtaining corporate endorsements and sponsors to assist in acquisition of race tracks, and in arranging private funding for the Company.

     In July 1998, the Company received $7,000 from the sale of 700,000 shares of common stock in an offering which was exempt from registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended (the "Act"), and issued 18,400 shares for organizational expenses paid.

     The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of proceeds in the amount of $7,000 from its inside capitalization funds. Substantially all of such funds have been used to pay expenses incurred by the Company.

     The Company intends to seek to carry out its plan of business as discussed herein. In order to do so, it will require additional capital to pay ongoing expenses, including legal and accounting fees incurred in conjunction with preparation and filing of this registration statement on Form 10-SB, and in conjunction with future compliance with its on-going reporting obligations.

Results of operations

     During the period from May 29, 1998 (inception) through June 30, 1999, the Company has engaged in no significant operations other than organization activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended (the "'34 Act"). No revenues were received by the Company during this period.

     For the current fiscal year, the Company anticipates incurring a loss as a result of expenses associated with registration and compliance with reporting obligations under the '34 Act, and expenses associated with locating and evaluating acquisition candidates in the sports motor car racing industry. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues. The Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

     The Company's existing capital will not be sufficient to meet the Company's cash needs, including the costs of completing its registration and complying with its continuing reporting obligations under the '34 Act. Accordingly, additional capital will be required.

     No commitments to provide additional funds have been made by management or other stockholders, and the Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. Notwithstanding the foregoing, to the extent that additional funds are required, the Company anticipates receiving such funds in the form of advancements from current shareholders without issuance of additional shares or other securities, or through the private placement of restricted securities rather than through a public offering.

     Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "CERTAIN RELATIONSHIPS AND TRANSACTIONS."

     Year 2000 issues are not currently material to the Company's business, operations or financial condition, and the Company does not currently anticipate that it will incur any material expenses to remedy Year 2000 issues it may encounter. However, Year 2000 issues may become material to the Company following its completion of a business combination transaction. In that event. the Company will be required to adopt a plan and budget for addressing such issues.


Item 3.  Description of Property

     The Company leases executive offices at 860 Via de la Paz, Suite E-1, Pacific Palisades, California, pursuant to a month to month lease, at a monthly rental of $500.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     As of August 31, 1999, the Company had 718,400 issued and outstanding shares of Common Stock. The following table sets forth as of August 31, 1999, certain information regarding beneficial ownership of the Common Stock by (i) those persons beneficially holding more than five percent of the Company's Common Stock, (ii) the Company's directors who beneficially own shares of the Common Stock, (iii) the officers named in the Summary Compensation table below, and (iv) all of the Company's directors and officers as a group.


Name and Address                     Amount of Shares       Percent
of Beneficial Owner (1)            of Beneficial Owner     of Class
------------------------           -------------------     --------
Appletree Investment Company Ltd.      336,791               46.88
Anglo Irish Trust (I.O.M.)
69 Athol Street
Douglas, Isle of Man IM1 1JE

Kevin Welch                             75,000               10.44
626 Santa Monica Blvd.
Santa Monica, CA 90401

Deremie Enterprises Ltd.                50,000                6.96
Aluminum Tower, 5th Floor
2 Limasol Ave.
Nicosia 2003, Cypress

Mid America Capital Corp.               25,000                3.5
716 Norwest Midland Bldg.
401 Second Avenue South
Minneapolis, MN 56401

George Todt                              4,053                 *
23741 Harbor Vista
Malibu, CA  90265

James Walters                            2,908                 *
14724 Ventura Blvd
Sherman Oaks, CA  91423

All officers and directors               6,961                 *
as a group (2 persons)


*Less than one (1%) percent


---------------------------
(1) For purposes of the table, a person is considered to "beneficially own" any shares with respect to which he/she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated and subject to applicable community property law, voting power and investment power are exercised solely by the person named above or shared with members of his or her household.

Item 5.  Directors, Executive Officers, Promoters and Control
             Persons.

     The directors and executive officers of the Company and their ages as of the date of this document are as follows:

Name                             Age                 Position
-----                           -----                ----------
Larry Todt(1)                    47                  President, Director
George Todt(1)                   46                  Secretary, Director

James Walters                    46                  Vice President, Treasurer
                                                     & Director

     The Directors named above will serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and have qualified. Directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exist or are contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

     The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

     Larry Todt owned and operated a construction company in the Midwest from 1975 to December 1996. During that time was involved in multi-million dollar projects and managed the activities of more than two hundred personnel. He has held the position of Vice President of Business Development for ISPI, Inc., a privately held internet company, from January, 1997 to the present.

     George Todt, has been Managing Member of PageOne Business Productions, LLC since its formation in March 1996. PageOne is an internet based financial and consulting form specializing in high-tech start-up and emerging growth companies. Mr. Todt's experience over the past 15 years includes working with 10 start-up companies, raising venture capital, and arranging strategic partnerships and initial public offerings. He has researched, developed and implemented marketing and sales training programs in several industries. Mr. Todt also gained extensive experience in management in various companies. He was Chief Executive Officer of Todt Companies, Cape Girardeau, Missouri, from 1987 to 1990. During this time, his company grew from 29 to 130 employees, and annual sales grew from $2 million to $8 million. Mr. Todt also has been an international consultant in the areas of technology exchanges and rights.

     James Walters is President of Kellogg & Andelson, Los Angeles' largest local privately owned accounting firm. Mr. Walters began his business career in 1976 as an accountant at Kellogg & Andelson. In 1980 he was elected partner and was promoted to Managing Partner in 1984. In 1995 Mr. Walters was elected Chairman of the Board and is currently responsible for the overall management of the 100 person firm. In addition to managing Kellogg & Andelson, he has assisted the firm's clients with the preparation for their Initial Public Offerings, as well as with their acquisition and consolidation strategies. He has extensive experience in the planning, design, installation and review of financial management information systems. In addition, Mr. Walters has consulted with many middle-sized companies in several different industries. Mr. Walters has founded, owned and managed companies in Commercial Photography, Corporate Events, Auto Repair and Concrete Molding industries.


Conflicts of Interest

     None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.


Item 6.  Executive Compensation.

     Compensation for the officers of the Company is presented below. There are no other benefits or compensation provided.


Larry Todt, President and James Walters, Vice President each receive a salary of $5,000 per month for an annual salary of $60,000, payment of which has been deferred until proceeds are available for payment. In addition, each of them has an option to purchase 100,000 shares of the Company's common stock, par value $.01 at an option exercise price of $1.00 per share, exercisable commencing August 1, 1999, and terminating June 30, 2001.



---------------------
(1) Larry Todt and George Todt are cousins

     The following table shows all the cash compensation paid by the Company as well as certain other compensation paid during the fiscal years indicated. No Executive Officer has received compensation from the Company since its inception. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive compensation from the Company other than reimbursement for out-of pocket expenses incurred on behalf of the Company.



                                              Long Term Compensation

                       Annual Compensation                                          Awards                     Payouts
-------------------------------------------------------------------       -------------------------    -----------------------
(a)               (b)       (c)              (d)        (e)               (f)             (g)          (h)          (i)
                                                          Other
Name and                                                  Annual           Restricted                                All Other
Principal                                                 Compen-          Stock            Options     LTIP         Compen-
Position           Year     Salary($)         Bonus($)    sation($)        Awards($)        SARs        Payouts($)   sation($)
-------------------------------------------------------------------       -------------------------    -----------------------
None.

Option/SAR Grants in Last Fiscal Year. There were no option/SAR Grants in the last fiscal year.

Compensation of Directors

     The Company's directors serve without compensation.

Item 7.  Certain Relationships and Related Transactions.


     No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

     It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers.


Item 8.   Description of Securities.

Common Stock

     The Company has authorized 10,000,000 shares of Common Stock par value $.01. Each outstanding Share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to Share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per Share on all matters on which stockholders may vote at all meetings of stockholders.


     All of the issued and outstanding shares of Common stock are, and all unissued shares when sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of the Company's common stock are issued, the relative interests of the then existing shareholders may be diluted.


                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters

(a) Market Information

     The Company's Common Stock ($.01 par value), all of which are one class, is not publicly traded.

(b)  Holders


     The approximate number of record holders of the Company's Common Stock as of August 31, 1999 was 311, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of August 31, 1999 was 718,400 shares.


(c) Dividends

     The Company has not paid or declared any dividends upon its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.

Item 2.  Legal Proceedings

     The Company is not presently a party to any material litigation, nor to the Company's knowledge is such litigation threatened.

Item 3.  Changes in and Disagreements with Accountants

     The Company has had no changes in or disagreements with accountants on accounting or financial disclosure.

Item 4.  Recent Sales of Unregistered Securities.

     The following unregistered securities of the Company have been issued in the past three years:

  1. On June 24, 1998, the Company issued 9,200 restricted shares to each of two affiliates. The shares were exempt from registration pursuant to
         Section 4(2) of the Securities Act of 1933, as amended (the "Act").

  2. On July 17, 1998, the Company issued 75,000 restricted shares to an affiliate. The shares were exempt from registration pursuant to Section 4(2) of the Act.

  3. On July 18, 1998, the Company issued 425,000 restricted shares to an affiliate. The shares were exempt from registration pursuant to Section 4(2) of the Act.

  4. On July 19, 1998, the Company issued 75,000 restricted shares to an affiliate. The shares were exempt from registration pursuant to Section 4(2) of the Act.

  5. On August 5, 1998, the Company issued 50,000 free-trading shares to each of two non-affiliates pursuant to an exemption from registration under Regulation D, Rule 504 of the Act.

  6. On August 5, 1998, the Company issued 25,000 restricted shares to an affiliate. The shares were exempt from registration pursuant to Section 4(2) of the Act.


Item 5.  Indemnification of Directors and Officers

     The Certificate of Incorporation and Bylaws of the Company contain provisions limiting or eliminating the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by the General Corporation law of Delaware and indemnifying officers and directors of the Company to the fullest extent permitted by the General Corporation Law of Delaware. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

                                    PART F/S


         The  Financial   Statements  of  United  Raceways,   Inc.  required  by
Regulation S-B commence on page F-1 hereof in response to Part F/S of the Registration Statement on Form 10-SB, and are incorporated herein by reference.

                                    PART III

Items 1 & 2.  Index to Exhibits and Description of Exhibits

2.a  Articles of Incorporation with Amendments*
2.b  By-Laws*

* previously filed

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            UNITED RACEWAYS, INC.



Date:  October 12, 1999                    By:
       -----------------                       ------------------------------
                                               Larry Todt, President

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                               FINANCIAL STATEMENT
                               AS OF JUNE 30, 1999

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS
                                    --------

       PAGE      1 - ACCOUNTANTS' REVIEW REPORT

       PAGE      2 - BALANCE SHEET AS OF JUNE 30, 1999

       PAGE      3 - STATEMENT OF OPERATIONS FOR THE SIX MONTHS
                     ENDED JUNE 30, 1999 AND FOR THE PERIOD FROM
                     MAY 29, 1998 (INCEPTION) TO JUNE 30, 1999

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDERS'
                     DEFICIENCY FOR THE PERIOD FROM MAY 29,1998
                     (INCEPTION) TO JUNE 30, 1999

       PAGE      5 - STATEMENT OF CASH FLOWS FOR THE SIX MONTHS
                     ENDED JUNE 30, 1999 AND FOR THE PERIOD FROM
                     MAY 29, 1998 (INCEPTION) TO JUNE 30, 1999

       PAGES 6 - 7 - NOTES TO FINANCIAL STATEMENTS AS OF
                     JUNE 30, 1999

                           ACCOUNTANTS' REVIEW REPORT


To the Board of Directors of:
   United Raceways, Inc.
   (A Development Stage Company)

We have reviewed the accompanying balance sheet of United Raceways, Inc (A Development Stage Company) as of June 30, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the six months then ended and for the period from May 29, 1998 (inception) to June 30, 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of United Raceways, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.




                                                   /s/ WEINBERG & COMPANY, P.A.
                                                   -----------------------------
                                                       WEINBERG & COMPANY, P.A.




Boca Raton, Florida
September 24, 1999

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                               AS OF JUNE 30, 1999


                                     ASSETS


Cash                                              $      170
                                                  ----------

TOTAL ASSETS                                      $      170
                                                  ==========



                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY


LIABILITIES

   Accounts payable and accrued expenses         $    61,946
                                                  ----------
         Total liabilities                            61,946
                                                  ----------
STOCKHOLDERS' DEFICIENCY

   Common Stock, $.01 par value, 10 million
    shares authorized 718,400 issued and
    outstanding                                       7,184
   Accumulated deficit during development stage     (68,960)
                                                  ----------

     Total Stockholders' Deficiency                 (61,776)
                                                  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY   $      170
                                                  ==========



                 See accompanying notes to financial statements.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
               FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND FOR THE
              PERIOD FROM MAY 29, 1998(INCEPTION) TO JUNE 30, 1999


                                CUMULATIVE FROM
                                  MAY 29, 1998      SIX MONTHS
                                (INCEPTION) TO        ENDED
                                 JUNE 30, 1999    JUNE 30, 1999
                                 -------------    -------------



Income                           $       -        $        -

Expenses
 Compensation                          60,000            60,000
 Consulting fees                        2,500              -
 Organization expense                     184              -
 Professional fees                      5,134             1,005
 Transfer agent fees                      876              -
 Corporate filing fees                    196                72
 Bank service fees                         70              -
                                 ------------     -------------

   Total expenses                      68,960            61,077
                                 ------------     -------------

NET LOSS                         $    (68,960)    $     (61,077)
--------                         ============     =============



Weighted average number of
 shares outstanding during
 period-basic and diluted             704,704           718,400
                                 ============     =============

Net loss per common share -
 basic and diluted                     (.0979)           (.0852)
                                 ============     =============




                 See accompanying notes to financial statements.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CHANGES IN
                            STOCKHOLDERS' DEFICIENCY
                        FOR THE PERIOD FROM MAY 29, 1998
                          (INCEPTION) TO JUNE 30, 1999



                                             Deficit
                                Additional  Accumulated
                        Common   Paid-In    During Devel-
                        Stock    Capital    opment Stage    Total
                        ------   -------    ------------    -----
Common stock issuance  $ 7,184  $     -     $   -        $  7,184

Net loss for the
 period ended
 December 31, 1998        -           -      ( 7,883)     ( 7,883)
                       -------  ----------  --------     --------

BALANCE AT
DECEMBER 31, 1998        7,184        -      ( 7,883)     (   699)

Net loss for
 the six months
 ended June 30, 1999      -           -      (61,077)     (61,077)
                       -------  ----------  --------     --------

BALANCE AT
JUNE 30, 1999          $ 7,184  $     -     $(68,960)    $(61,766)
                       =======  ==========  ========     ========




                 See accompanying notes to financial statements.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                      AND FOR THE PERIOD FROM MAY 29, 1998
                          (INCEPTION) TO JUNE 30, 1999

                                   CUMULATIVE FROM
                                     MAY 29, 1998     SIX MONTHS
                                    (INCEPTION)TO        ENDED
                                    JUNE 30, 1999   JUNE 30, 1999
                                    -------------   -------------
CASH FLOWS FROM
 OPERATING ACTIVITIES:

 Net loss                           $   (68,960)   $   (61,077)
 Adjustments to  reconcile
 net loss to net cash used
 by operating activities:

  Increase in accounts payable/
   accrued expenses                      61,946         61,005
                                    -----------    -----------

 Net cash used in
  operating activities                  ( 7,014)       (    72)
                                    -----------    -----------

CASH FLOWS FROM INVESTING
 ACTIVITIES                                -              -
                                    -----------    -----------

CASH FLOWS FROM FINANCING
 ACTIVITIES:

   Proceeds from issuance
    of common stock                       7,184           -
                                    -----------    -----------

 Net cash provided by
  financing activities                    7,184           -
                                    -----------    -----------

INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                           170        (    72)

CASH AND CASH EQUIVALENTS -
 BEGINNING OF PERIOD                       -               242
                                    -----------    -----------

CASH AND CASH EQUIVALENT -
 END OF PERIOD                      $       170    $       170
                                    ===========    ===========






                 See accompanying notes to financial statements.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999


NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A.  Organization and Business Operations

         United Raceways, Inc. (a development stage company) ("the Company") was incorporated in Delaware on May 29, 1998 to engage in, conduct or promote any lawful business activity for which corporations may be organized under Delaware Law. At June 30, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising. The Company's fiscal year end is December 31.

         The Company's ability to commence operations is contingent upon its ability to achieve its business plan and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

         B.  Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         C.  Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         D.  Income Taxes

         The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax benefit arising from the Company's net operating loss at June 30, 1999 because any deferred tax benefit has been fully offset by a valuation allowance.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999


NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONT'D

E.        Stock Options

          In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123") the Company has elected to account for Stock Options under Accounting Principles Board Option No. 25 ("APB Opinion No. 25") and related interpretations.

F.       Earnings Per Share

         Net loss per common share is computed using the weighted average common shares outstanding as defined by Statement of Financial Accounting Standards, No. 128, "Earnings Per Share".

NOTE  2 - STOCKHOLDERS' DEFICIENCY

         A.  Common Stock

          The Company is authorized to issue 10,000,000 shares of common stock at $.01 par value. The Company issued 700,000 shares for cash and 18,400 shares for organizational expenses.

         On July 14, 1998, the Company's Board of Directors authorized the Company to issue and sell up to 1,000,000 shares of common stock pursuant to Rule 504 of Regulation D under the Securities Act of 1933. The resolution remains in effect as of the date of this report.

         B.  Stock Options

         On August 1, 1999, the Board of Directors granted stock options to key employees and directors to purchase common stock of the Company.

         The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for options issued as of June 30, 1999. Had compensation cost for the Company's stock-based compensation been determined on the fair value at the grant dates for award, consistent with Statement of Accounting Standards No 123, "Accounting for Stock Based Compensation" (Statement No. 123) the Company's net loss for the six months ended June 30, 1999 and for the period from May 29, 1998 (inception) to June 30, 1999 would have been increased to the pro-forma amounts indicated below.

                                                                       Inception
                                                     6/30/99          to 6/30/99

         Net loss                 As reported       $(61,077)         ( 68,960)
                                   Pro forma        $(99,829)         (107,712)
         Net loss per share       As reported       $( .0852)         (  .0979)
                                   Pro forma        $( .1390)         (  .1528)

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999


NOTE  2 - STOCKHOLDERS' DEFICIENCY - CONT'D

         B.  Stock Options - Cont'd

         The effect of applying Statement No. 123 is not likely to be representative of the effects on reported net loss for future years due to, among other things, the effects of vesting.

         For financial statement disclosure purposes, the fair market value of each stock option grant is estimated on the date of grant using the minimum value method in accordance with Statement No. 123 using the following weighted-average assumptions: expected dividend yield 0%, risk-free interest rate of 5.532%, and expected term of two years.

          A summary of the Company's Plan as of June 30, 1999 and changes during the year is presented below:

                                                                     Weighted-
                                                      Number of       Average
                                                       Shares     Exercise Price
                                                      ---------   --------------
         Stock Options

          Balance at beginning of
           period                                           -                  -
          Granted                                     200,000          $    1.00
          Exercised                                         -                  -
          Forfeited                                         -                  -
                                                      -------          ---------

          Balance at end of period                    200,000          $    1.00
                                                      =======          =========

         Options exercisable at end
          of period                                   200,000          $    1.00
                                                      =======          =========
         Weighted average fair value
          of options granted during
          the period                                                   $     .19
                                                                       =========

         The following table summarizes information about options outstanding at June 30, 1999:

               Options Outstanding                         Options Exercisable
---------------------------------------------------     ------------------------
                             Weighted-
               Number        Average       Weighted        Number       Weighted
  Range of   Outstanding    Remaining       Average     Exercisable     Average
  Exercise   at June 30,   Contractual     Exercise     At June 30,     Exercise
   Price       1999            Life          Price         1999           Price
   -----       ----            ----          -----         ----           -----
  $ 1.00     200,000         Years 2.0      $ 1.00       200,000          $1.00

         Through the date of this report, outstanding stock options totaled 200,000.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999


         NOTE  3 - OFFICER COMPENSATION

         On August 1, 1999, effective January 1, 1999, the Company entered into an agreement with two officers providing for an annual salary of $60,000 per officer. Payment of the salaries has been deferred until there is sufficient cash flow in the Company. Once cash flow begins, the salary will be paid to the individuals on a monthly basis. As of June 30, 1999, $60,000 in salaries has been accrued.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                               FINANCIAL STATEMENT
                             AS OF DECEMBER 31, 1998

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS
                 -----------------------------------------------

       PAGE      1 - INDEPENDENT AUDITORS' REPORT

       PAGE      2 - BALANCE SHEET AS OF DECEMBER 31, 1998

       PAGE      3 - STATEMENT OF OPERATIONS FOR THE
                     PERIOD FROM MAY 29, 1998
                     (INCEPTION) TO DECEMBER 31, 1998

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDERS'
                     DEFICIENCY FOR THE PERIOD FROM MAY 29,1998
                     (INCEPTION) TO DECEMBER 31, 1998

       PAGE      5 - STATEMENT OF CASH FLOWS FOR THE PERIOD
                     FROM MAY 29, 1998 (INCEPTION) TO
                     DECEMBER 31, 1998

       PAGES 6 - 7 - NOTES TO FINANCIAL STATEMENTS AS OF
                     DECEMBER 31, 1998

[Logo] Weinberg & Company, P.A.
       Certified Public Accountants


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
United Raceways, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheet of United Raceways, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from May 29, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of United Raceways, Inc. (a development stage company) as of December 31, 1998 and the results of its operations and its cash flows for the period from May 29, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.



                                         /s/ Weinberg & Company, P.A.
                                         ----------------------------
                                             WEINBERG & COMPANY, P.A.


Boca Raton, Florida
July 19, 1999



Town Executive Center - 6100 Glades Road - Suite 314 - Boca Raton, Florida 33434
               Telephone (561) 487-5765 - Telefax (561) 487-5766
            Email: weinacctg@aol.com - Website: www.cpaweinberg.com
                     Members: American Institute of CPA's/
                  Division of Firms Florida Institute of CPA's

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 1998


                                     ASSETS


Cash                                              $      242
                                                  ----------

TOTAL ASSETS                                      $      242
                                                  ==========



                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY


LIABILITIES

   Accounts payable and accrued expenses         $       941
                                                  ----------
         Total liabilities                               941
                                                  ----------
STOCKHOLDERS' DEFICIENCY

   Common Stock, $.01 par value, 10 million
    shares authorized 718,400 issued and
    outstanding                                        7,184
   Accumulated deficit during development stage       (7,883)
                                                  ----------

     Total Stockholders' Deficiency                     (699)
                                                  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY    $      242
                                                  ==========










                See accompanying notes to financial statements.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                        FOR THE PERIOD FROM MAY 29, 1998
                        (INCEPTION) TO DECEMBER 31, 1998



Income                                    $            -

Expenses
 Consulting fees                                   2,500
 Organization expense                                184
 Professional fees                                 4,129
 Transfer agent fees                                 876
 Corporate filing fees                               124
 Bank service fees                                    70
                                          --------------

   Total expenses                                  7,883
                                          --------------
NET LOSS                                  $       (7,883)
                                          ==============

























                 See accompanying notes to financial statements.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CHANGES IN
                            STOCKHOLDERS' DEFICIENCY
                        FOR THE PERIOD FROM MAY 29, 1998
                        (INCEPTION) TO DECEMBER 31, 1998




                                              Deficit
                                Additional  Accumulated
                       Common   Paid-In    During Devel-
                       Stock    Capital    opment Stage    Total
                      -------  ---------- -------------  -------

Common stock issuance $ 7,184  $   -      $      -       $ 7,184

Net loss for the
 period ended
 December 31, 1998       -         -           (7,883)    (7,883)
                      -------   --------- -----------    -------

BALANCE AT
 DECEMBER 31, 1998    $ 7,184   $  -      $    (7,883)   $  (699)
                      =======   ========= ===========    =======

























                 See accompanying notes to financial statements.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                        FOR THE PERIOD FROM MAY 29, 1998
                         (INCEPTION) TO DECEMBER 31,1998


CASH FLOWS FROM
 OPERATING ACTIVITIES:

 Net loss                                   $   (7,883)
                                            ----------
 Adjustments to
  reconcile net loss
  to net cash used
  by operating activities:

  Increase in accounts payable/
   accrued expenses                                941
                                            ----------
 Net cash used in
  operating activities                          (6,942)
                                            ----------
CASH FLOWS FROM INVESTING
 ACTIVITIES                                          -
                                            ----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:

   Proceeds from issuance
    of common stock                              7,184
                                            ----------
 Net cash provided by
  financing activities                           7,184
                                            ----------
INCREASE IN CASH AND
 CASH EQUIVALENTS                                  242

CASH AND CASH EQUIVALENTS -
 BEGINNING OF PERIOD                                 -
                                            ----------
CASH AND CASH EQUIVALENT -
 END OF PERIOD                              $      242
 -------------                              ==========







                 See accompanying notes to financial statements.

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          A. Organization and Business Operations

          United Raceways, Inc. (a development stage company) ("the Company") was incorporated in Delaware on May 29, 1998 to engage in, conduct or promote any lawful business activity for which corporations may be organized under Delaware Law. At December 31, 1998, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising. The Company's fiscal year end is December 31.

          The Company's ability to commence operations is contingent upon its ability to achieve its business plan and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

          B. Use of Estimates

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          C. Cash and Cash Equivalents

          For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

          D. Income Taxes

          The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No. 109, AAccounting for Income Taxes@ (AStatement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax

                              UNITED RACEWAYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998


NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)
--------------------------------------------------------------

          D. Income Taxes - (CONT'D)

          consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending December 31, 1998.

NOTE  2 - STOCKHOLDERS' DEFICIENCY

          The Company is authorized to issue 10,000,000 shares of common stock at $.01 par value. The Company issued 700,000 shares for cash and 18,400 shares for organizational expenses.

          On July 14, 1998, the Company's Board of Directors authorized the Company to issue and sell up to 1,000,000 shares of common stock pursuant to Rule 504 of Regulation D under the Securities Act of 1933.